Exhibit 10.3

AMENDED AND RESTATED
EXECUTIVE EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of January 1, 2015, by and between James L. Pokluda, III (the “Executive”) and Houston Wire & Cable Company, a Delaware corporation (the “Company”).

WHEREAS, Executive is currently an elected director of the Company and holds the position of President and Chief Executive Officer; and

WHEREAS, the Company currently employs Executive pursuant to a certain Executive Employment Agreement dated as of January 1, 2012 (the “Prior Agreement”); and

WHEREAS, the Company and Executive desire to amend the Prior Agreement as herein set forth to reflect certain mutually agreed changes to the terms and conditions thereof; and

WHEREAS, for their mutual convenience, the Company and Executive desire to restate the Prior Agreement, as so amended, in its entirety.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Capacities and Duties.

1.1 Title. The Executive hereby continues to be employed in the capacity of President and Chief Executive Officer of the Company and of HWC Wire & Cable Company. The Executive shall report directly to the Board of Directors of the Company (the “Board”) and shall be subject to its supervision, control and direction. The Executive will at all times abide by the Company’s personnel policies in effect from time to time and will faithfully, industriously and to the best of the Executive’s ability, experience and talents perform all of the duties that may be required of and from the Executive by the Board pursuant to the express and implied terms hereof, consistent with the Executive’s status as the President and Chief Executive Officer of the Company and HWC Wire & Cable Company.

1.2 Exclusive Services. During the Term, the Executive agrees to devote his best efforts and full business time to rendering services to the Company. The Executive is specifically restricted from being employed by any other company, other than a Subsidiary or an Affiliate (each as defined below) of the Company, while employed by the Company pursuant to this Agreement; provided that the Executive’s service on boards of directors of other companies in accordance with the Company’s Corporate Governance Principles, or on boards of any civic, charitable, education or professional organizations, shall not be considered employment in violation of this Section 1.2.

1.3 Election as Director. The Company shall use its best efforts to cause the Executive to remain elected as a member of the Company’s Board of Directors during the term of this Agreement. The Company and the Executive have entered into an indemnification agreement substantially similar to the form of agreement the Company has with the other members of the Board of Directors.

2. Term. The term of this Agreement (the “Term”) shall commence as of the date hereof and, unless terminated earlier as herein provided, shall end on December 31, 2016, provided that on December 31, 2016 and each December 31 thereafter (each such December 31, an “Expiration Date”), the Term shall automatically and without any action by either party be extended for an additional period of one year, unless at least one year prior to any Expiration Date either party notifies the other of its election not to extend the Term, in which case the Term shall end on such Expiration Date, unless terminated earlier as herein provided.

3. Compensation and Benefits. For the Executive’s services performed during the Term of this Agreement, the Company agrees to pay or provide the Executive with the following:

3.1 Salary. An annual base salary (“Base Salary”) of $430,000, to be paid according to the Company’s general payroll practices as in effect from time to time. The Executive’s Base Salary will be subject to annual reviews and increases (but not decreases) as approved by the Board and the Compensation Committee of the Board.

3.2 Incentive Compensation Program. The Company shall pay the Executive an annual bonus (“Incentive Bonus”) of up to 75% of his Base Salary for each full fiscal year of the Company in which the Executive is employed by the Company, based upon achievement of a series of performance targets for such fiscal year as described in this Section 3.2. The targets will correspond to an Incentive Bonus equal to 10%, 25%, 50% and 75% of the Executive’s Base Salary for that fiscal year. If the Company does not meet the performance target for the 10% level, no Incentive Bonus will be paid for the fiscal year. If the Company performs at a level that is between two of the performance targets, the Incentive Bonus shall be a percentage of the Executive’s Base Salary for that fiscal year calculated on a straight line basis between the percentages that would apply at those two targets. As used in this Section 3.2, “Base Salary” means the rate of Base Salary in effect for a majority of that fiscal year (or, if no Base Salary rate was in effect for a majority of such fiscal year, then a rate equal to the actual Base Salary paid for that fiscal year). No later than 60 days after the beginning of each fiscal year, the Board (or the Compensation Committee) and the Executive shall mutually agree upon the performance targets for such fiscal year, which performance targets will be consistent with the Company’s business plan approved by the Board for such fiscal year. Except as provided for in this Agreement, the Company shall not be obligated to pay any Incentive Bonus for any fiscal year unless the Executive is employed by the Company at the end of that fiscal year. The Executive shall be paid the Incentive Bonus by March 15 of the year following the fiscal year to which the Bonus relates, provided that if the audit of the Company and its Subsidiaries is not completed by such date, payment shall be made within 60 days following the completion of the audit, but no later than December 31 of such year.

3.3 Stock Plan. The Executive will participate in the Company’s 2006 Stock Plan (including any amended or successor plan, the “Stock Plan”). The Executive will be eligible to receive awards of stock options, restricted stock and/or restricted stock units during the Term in accordance with the Company’s regular annual grant procedures.

3.4 Benefits. The Executive shall be entitled to receive all benefits of employment generally available to the Company’s other executive employees when and as such benefits, if any, become available and the Executive becomes eligible for them, including any medical, dental, life and disability insurance benefits, paid time off benefits, long-term incentive plan, stock option plan, pension plan and/or profit-sharing plan; provided that the Executive shall not participate in the Senior Management Bonus Program. The Company has the right to amend or terminate any such benefit plans or programs. The Executive shall be insured under the Company’s director and officer indemnification policy.

3.5 Vacation. The Executive shall be entitled to four weeks of paid vacation each year during the Term, which shall accrue each January 1 during the Term. The Executive will use his reasonable efforts to schedule vacation periods to minimize disruption of the Company’s business.

3.6 Vehicle Allowance. The Executive shall be entitled to participate in the Company’s automobile policy as it applies to executive employees.

3.7 Reimbursement of Expenses. The Company shall reimburse the Executive for up to $5,000 in legal expenses incurred in connection with the review and negotiation of this Agreement. The Company shall also reimburse the Executive for any reasonable business expenses incurred by the Executive in the ordinary course of the Company’s business in accordance with the Company’s reimbursement policies then in effect. These expenses shall be substantiated by invoices and receipts, to be submitted by the Executive within 30 days after incurrence, and reimbursement shall be made by the Company within 60 days following its receipt of all necessary documentation with respect to such expenses.

4. Termination of Employment.

4.1 For Cause or Other than for Good Reason or Disability. If, prior to the expiration of the Term, the Company terminates the Executive’s employment for Cause or the Executive terminates his employment for any reason other than Good Reason or Disability, the Company shall pay the Executive the unpaid Base Salary earned by the Executive through the date of termination and any vacation pay, expense reimbursements and other cash entitlements accrued by the Executive that are payable pursuant to the Company’s policies as of such date. Such payment shall be made within 30 days of termination or earlier if required by law. All unexercised stock options and all outstanding restricted stock or restricted stock units and other equity incentive compensation awards previously granted to the Executive shall be exercisable or forfeited, as the case may be, in accordance with the applicable agreement or award between the Company and the Executive.

4.2 Without Cause or for Good Reason or Disability. If, prior to the expiration of the Term, the Company terminates the Executive’s employment without Cause, the Executive terminates his employment for Good Reason or the Executive’s employment terminates due to Disability, the Executive shall be entitled to receive:

(a) The cash amounts described in Section 4.1 above.

(b) Continuation of the Executive’s Base Salary as then in effect for the 24-month period beginning on the date of such termination of employment, payable in accordance with the Company’s payroll policy then in effect.

(c) Two payments, each equal to the amount of the Incentive Bonus paid to the Executive for the most recently completed fiscal year, the first paid at the same time bonuses for the fiscal year in which termination occurs are paid by the Company to other executive employees and the second paid at the same time bonuses for the subsequent fiscal year are paid by the Company to other executive employees.

(d) Continuation of medical benefits under the Company’s group health plan as in effect from time to time for the Executive and his spouse and covered dependents for 36 months. Coverage during the first 18 months is subject to the Executive’s timely payment of premiums at active employee rates for such coverage and shall be concurrent with coverage under Title I, Part 6 of the Employee Retirement Income Security Act of 1974 (“COBRA”), provided that the Executive timely elects COBRA continuation coverage, and provided, further, that if such premium subsidization results in adverse tax consequences for the Company or the Executive, the Executive shall pay the entire premium for such coverage and the Company shall reimburse the Executive monthly, on an after-tax basis, for the cost of such coverage in excess of the active employee premium. Coverage for the remainder of the 36-month continuation period is subject to the Executive’s payment of the entire premium for such coverage. The medical benefits provided under this Section shall terminate at such time that the Executive and his spouse and covered dependents become eligible for medical benefits under any other benefit plan or policy to the extent not prohibited by COBRA.

(e) If the effective date of termination of the Executive’s employment occurs before December 31, 2017, then on such effective date (a) the stock options granted on December 20, 2011 with respect to 64,330 shares of the Company’s common stock, which will vest 50% on December 31, 2016 and 50% on December 31, 2017, and (b) the 26,576 shares of restricted stock granted on December 20, 2011, which will vest 50% on December 31, 2016 and 50% on December 31, 2017 each shall vest as to a number of shares equal to the sum of (i) and (ii), where (i) is the product of (A) the total number of shares subject to unvested awards that would vest on December 31, 2016, if any, and (B) a fraction, the numerator of which is the number of days in the period beginning January 1, 2012 through the effective date of termination of employment, and the denominator of which is the number of days in the period beginning January 1, 2012 through December 31, 2016 and (ii) is the product of (A) the total number of shares subject to unvested awards that would vest on December 31, 2017 and (B) a fraction, the numerator of which is the number of days in the period beginning January 1, 2012 through the effective date of termination of employment, and the denominator of which is the number of days in the period beginning January 1, 2012 through December 31, 2017. All other unexercised stock options, outstanding restricted stock or restricted stock units and equity incentive compensation awards granted to the Executive shall be exercisable or forfeited, as the case may be, in accordance with the applicable agreement or award between the Company and the Executive.

4.3 Death. If prior to the expiration of the Term the Executive’s employment terminates due to his death, the Executive’s estate shall be entitled to receive:

(a) The cash amounts described in Section 4.1 above.

(b) A prorata payment of the Incentive Bonus that would have been earned by the Executive had he remained employed through the end of the fiscal year in which the termination occurs (determined on the basis of the number of days of employment during such fiscal year), paid at the same time bonuses for such fiscal year are paid by the Company to other executive employees.

(c) Continuation of medical benefits under the Company’s group health plan as in effect from time to time for the Executive’s surviving spouse and covered dependents for 36 months pursuant to COBRA. Coverage during the first 18 months is subject to the beneficiaries’ timely payment of premiums at active employee rates for such coverage, provided that the beneficiary timely elects COBRA continuation coverage, and provided, further, that if such premium subsidization results in adverse tax consequences for the Company or the beneficiary, the beneficiary shall pay the entire premium for such coverage and the Company shall reimburse the beneficiary monthly, on an after-tax basis, for the cost of such coverage in excess of the active employee premium. Coverage for the remainder of the 36-month continuation period is subject to the beneficiaries’ payment of the entire premium for such coverage. The medical benefits provided under this Section shall terminate at such time that the Executive’s surviving spouse and covered dependents become eligible for medical benefits under any other benefit plan or policy to the extent not prohibited by COBRA.

(d) All unexercised stock options and all unpaid restricted stock or restricted stock units and other equity incentive compensation awards previously granted to the Executive shall be exercisable or forfeited, as the case may be, in accordance with the applicable agreement or award between the Company and the Executive.

4.4 Without Cause or for Good Reason following a Change in Control. If, prior to the expiration of the Term and within two years following a Change in Control, the Company terminates the Executive’s employment without Cause (other than for Disability) or the Executive terminates his employment for Good Reason, the Executive shall be entitled to receive:

(a) Within ten days after the date of termination, a lump-sum payment equal to the sum of:

(i) The cash amounts described in Section 4.1 above;

(ii) Two times the Executive’s Base Salary as then in effect; and

(iii) Two times the amount of the Incentive Bonus paid to the Executive for the most recently completed fiscal year.

(b) Continuation of medical benefits under the Company’s group health plan as in effect from time to time for the Executive and his spouse and covered dependents for 36 months. Coverage during the first 18 months is subject to the Executive’s timely payment of premiums at active employee rates for such coverage and shall be concurrent with coverage under COBRA, provided that the Executive timely elects COBRA continuation coverage, and provided, further, that if such premium subsidization results in adverse tax consequences for the Company or the Executive, the Executive shall pay the entire premium for such coverage and the Company shall reimburse the Executive monthly, on an after-tax basis, for the cost of such coverage in excess of the active employee premium. Coverage for the remainder of the 36-month continuation period is subject to the Executive’s payment of the entire premium for such coverage. The medical benefits provided under this Section shall terminate at such time that the Executive and his spouse and covered dependents become eligible for medical benefits under any other benefit plan or policy to the extent not prohibited by COBRA.

(c) All unexercised stock options, outstanding unpaid restricted stock or restricted stock units and equity incentive compensation awards previously granted to the Executive shall be exercisable or paid, as the case may be, in accordance with the applicable agreement or award between the Company and the Executive.

Notwithstanding the foregoing, in the event the Change in Control is not a change in ownership or effective control within the meaning of Code Section 409A (as defined in Section 13 below) and the regulations thereunder, payment of the amounts described in Section 4.4(a)(ii) and 4.4(a)(iii) shall be paid over the same time frame and in the same manner as the payments described in Section 4.2(b) and 4.2(c), respectively.

4.5 Entitlement To Benefits. Notwithstanding any other Section of this Agreement, upon termination of the Executive’s employment, the Executive shall be entitled to all vested benefits, vested stock-based awards, accrued and unused vacation, return of personal effects, COBRA rights and other rights that may not be waived or released as a matter of law, in addition to any other sums, benefits, or rights which are provided for in this Agreement.

4.6 Release of Claims. The Executive agrees that, as a condition to receiving benefits under this Section 4, the Executive will execute a general release of claims in a form provided by the Company on the date of termination of the Executive’s employment.. If the Executive timely executes the release and does not revoke the release, payments of any continued Base Salary shall begin on the first payroll period occurring after the 55th day following the Executive’s termination of employment, and the first payment shall include amounts that would have been paid to the Executive in the interim had employment continued. Any release executed by the Executive shall contain exceptions to the release for (a) any existing right to indemnification, contribution and a defense, (b) any directors and officers and general liability insurance coverage of the Executive, (c) the Executive’s rights as a shareholder, (d) all vested rights of the Executive, (e) the Executive’s right to enforce this Agreement and (f) any rights which cannot be waived or released as a matter of law.

4.7 No Offset. Subject to Section 6, there shall be no offset of any kind to the payment of the severance benefits described in this Section 4.

4.8 Action Required to Terminate the Executive. Action by the affirmative vote of a majority of the members of the Board, other than the Executive, taken at a meeting of the Board or by written consent of the Board shall be required for the Company to terminate the Executive’s employment.

4.9 Internal Revenue Code Section 280G. If (a) in connection with a Change in Control, the Executive would be or is subject to an excise tax under Section 4999 of the Internal Revenue Code (an “Excise Tax”) with respect to any cash, benefits or other property received, or any acceleration of vesting of any benefit or award (the “Change in Control Benefits”), and (b) (i) the total net after-tax value of the Change in Control Benefits to the Executive (taking into account federal, state and local income and employment taxes and the Excise Tax) is less than (ii) the total net after-tax value of the Change in Control Benefits (taking into account federal, state and local income and employment taxes and the Excise Tax) reduced to the largest amount payable without triggering the imposition of any Excise Tax, then the Change in Control Benefits payable under this Agreement shall be reduced to the amount described in (b)(ii). No later than 30 days after the date of the Change in Control, a nationally recognized accounting firm selected by the Company shall make a determination as to whether any Excise Tax would be reported with respect to the Change in Control Benefits and, if so, the amounts described in each of (b)(i) and (b)(ii) above. If a reduction to the Change in Control Benefits is necessary, the Executive shall determine the Change in Control Benefits to be reduced, and the Company shall provide the Executive with such information as is necessary to make such determination. The Company and the Executive shall furnish to the accounting firm such information and documents as the accounting firm may reasonably request in order to make a determination under this Section 4.9. The Company shall be responsible for all fees and expenses connected with the determinations by the accounting firm pursuant to this Section 4.9. The Executive agrees to notify the Company in the event of any audit or other proceeding by the Internal Revenue Service or any taxing authority in which the Internal Revenue Service or other taxing authority asserts that any Excise Tax should be assessed against the Executive and to cooperate with the Company in contesting any such proposed assessment with respect to such Excise Tax.

4.10 Definitions of Terms Used in Section 4.

(a) Cause. “Cause” shall exist if there is (i) a material neglect by the Executive of his assigned duties, which includes any failure to follow the written direction of the Board or to comply with the Company’s code of ethics or written policies, or repeated refusal by the Executive to perform his assigned duties, in each case other than by reason of Disability, which continues for 30 days following receipt of written notice from the Board; (ii) the commission by the Executive of any act of fraud or embezzlement against Company or any of its Affiliates or the commission of any felony or act involving dishonesty; (iii) the commission by the Executive of any act of moral turpitude which actually causes financial harm to the Company or any of its Affiliates; (iv) a material breach by the Executive of the terms of Section 5.1 of this Agreement or any other confidentiality or non-disclosure agreement of the Executive with the Company; or (v) the Executive’s commencement of employment with another company while he is an employee of the Company without the prior consent of the Board.

(b) Change in Control. “Change in Control” shall have the meaning set forth in the Stock Plan, as in effect on the date of this Agreement.

(c) Disability. “Disability” means, in the sole judgment of the Board, the Executive’s inability to engage in any substantial gainful activity by reason of any medically-determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

(d) Good Reason. “For Good Reason” shall mean voluntary termination of this Agreement by the Executive if, without the prior consent of the Executive: (a) the Company shall relocate its principal executive offices to a location outside the Houston, Texas metropolitan area, (b) there is a material reduction by the Company in the Executive’s responsibilities, duties, authority, title or reporting relationship; or (c) the Company acts in any way that would materially reduce the Executive’s Base Salary (as defined or subsequently increased pursuant to Section 3.1) or if the Company adversely affects the Executive’s participation in or reduces the Executive’s benefit under any benefit plan of the Company in which the Executive is participating in a manner that results in a material negative change to the Executive; provided, however, that termination for Good Reason by the Executive shall not be permitted unless (x) the Executive has given the Company at least 30 day’s prior written notice that he has a basis for a termination for Good Reason, which notice shall specify the facts and circumstances constituting Good Reason, and (y) the Company has not remedied such facts and circumstances constituting Good Reason within such 30-day period.

5. Restrictive Covenants.

5.1 Confidential and Proprietary Information. During the Term and for a period of two years following the date of termination of the Executive’s employment with the Company (except as to trade secrets, which shall not be disclosed at any time), the Executive acknowledges that he has as of the date of this Agreement, and will continue to have, access to and use of Confidential and Proprietary Information and agrees that he will not, either directly or indirectly, and he will not permit any Covered Entity which is Controlled by the Executive to, either directly or indirectly, divulge to any Person or use any of the Confidential and Proprietary Information, except as required in connection with the performance of the Executive’s duties to the Company. The Executive and each Covered Entity (and if deceased, his personal representative) shall promptly, following a request therefor from the Company, return to the Company, without retaining copies, all tangible items (including electronic data storage devices) which are or which contain Confidential and Proprietary Information.

5.2 Non-Competition; Non-Solicitation; No Disparagement. The Executive acknowledges and agrees that: (i) through his continuing services to the Company, he will learn valuable trade secrets and other Confidential and Proprietary Information relating to the Company’s businesses; (ii) the Executive’s services to the Company are unique in nature, and (iii) the Company would be irreparably damaged if the Executive were to provide services to any Person in violation of the restrictions contained in this Agreement. Accordingly, as an inducement to the Company to enter into this Agreement, the Executive agrees that except in the Executive’s capacity as an employee of the Company, neither the Executive nor any Covered Entity shall directly or indirectly, without the prior written consent of the Company (which may be withheld in its sole discretion), during the Restriction Period:

(a) engage or participate in, anywhere in the Territory (as defined below), as an employee, owner, partner, shareholder, officer, director, member, manager, advisor, consultant, lender, lessor, agent or (without limitation by the specific enumeration of the foregoing) otherwise, or permit his name to be used by or render services of any type for, any Competing Business (as defined below) or any Person developing a Competing Business; provided, however, that nothing in this Agreement shall prevent the Executive from acquiring or owning, but solely as a passive investment, up to five percent of any class of voting securities registered under the Securities Exchange Act of 1934, as amended, of any issuer engaged in a Competing Business;

(b) take any action which could reasonably be expected to divert from the Company any opportunity which would be within the scope of the Company’s business;

(c) solicit or attempt to solicit any Person who is or has been (A) a customer of the Company at any time within one year prior to the date of termination of the Executive’s employment to purchase any product or service which may be provided by the Company, or (B) a customer, supplier, licensor, licensee or other business relation conducting business with the Company at any time within one year prior to the date of termination of the Executive’s employment, to cease doing business with, or to alter or limit its business relationship with, the Company;

(d) solicit, attempt to solicit, or assist anyone else to solicit any Business Associate (as defined below) to terminate his, her or its association with the Company;

(e) recruit, solicit, hire or otherwise retain the services of any Business Associate, whether on a full-time basis, part-time basis or otherwise and whether as an employee, independent contractor, consultant, advisor or in another capacity; or

(f) make (or cause to be made) to any Person any knowingly disparaging, derogatory or other negative statement about the Company or any of its officers, directors, employees or agents.

5.3 Protection of and Rights to Intellectual Property. All Intellectual Property developed by the Executive during the Term shall be the sole and exclusive property of the Company, without further compensation. Any Intellectual Property based upon Confidential and Proprietary Information and developed at any time either during or following the Term shall be the property of the Company. The Executive shall assign to the Company or its designees, the entire right, title and interest in said Intellectual Property. The Executive shall, at the Company’s request and expense, make applications for domestic or foreign patents, execute all documents necessary thereto, assist in securing, defending or enforcing any such title and right thereto, and assist the Company in any other claims or litigation involving said Intellectual Property. Consistent with applicable law, the Company acknowledges that no provision in this Agreement is intended to require assignment of any of the Executive’s rights in an invention if no equipment, supplies, facilities, or trade secret information of the Company was used, and the invention was developed entirely on the Executive’s own time, unless the invention relates to the Business or to the Company’s current or demonstrably anticipated business, research or development, or the invention results from any work performed by the Executive for the Company.

5.4 Specific Performance. The Executive agrees that any violation by him of Sections 5.1, 5.2 or 5.3 of this Agreement would be highly injurious to the Company and would cause irreparable harm to the Company. By reason of the foregoing, the Executive consents and agrees that if he violates any provision of Sections 5.1, 5.2 or 5.3 of this Agreement, the Company shall be entitled, in addition to any other rights and remedies that it may have, to apply to any court of competent jurisdiction in Houston, Texas for specific performance and/or injunctive or other equitable relief in order to enforce, or prevent any continuing violation of, the provisions of such Sections 5.1, 5.2 and 5.3. The Executive also recognizes that the territorial, time and scope limitations set forth in Sections 5.1 and 5.2, as applicable, are reasonable and are properly required for the protection of the Company, and, in the event that any such territorial, time or scope limitation is deemed to be unreasonable by a court of competent jurisdiction, the Company and the Executive agree, and the Executive submits, to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court shall deem reasonable under the circumstances. If such partial enforcement is not possible, then to the extent permitted by law, the provision shall be deemed severed, and the remaining provisions of this Agreement shall remain in full force and effect. If any covenant in Section 5.1 or 5.2 is breached, then (to the extent permitted by law) the Restricted Period with respect to such covenant shall be extended by the number of days during which such breach exists.

5.5 Impact of Breach of Section 5 on Certain Payments. The Executive agrees that the payment of any compensation or benefits pursuant to Section 4.2 or 4.4 is conditioned on the Executive’s compliance with the provisions of Sections 5.1, 5.2 and 5.3.

5.6 Definitions of Terms Used in Section 5.

(a) Affiliate. An “Affiliate” of a Person is another Person that Controls, is Controlled by or is under common Control with such first Person.

(b) Business Associate. “Business Associate” means any employee, representative, consultant or agent of the Company who is acting in such capacity as of the date hereof or has acted in such capacity at any time within the 12 month period immediately preceding the date of hire, recruitment, solicitation or retention by the Executive or a Covered Entity.

(c) Competing Business. A “Competing Business” means a business which is, in whole or in part, directly or indirectly, competitive with the business of the Company as conducted at the time of enforcement of Section 5.2 (if such enforcement occurs prior to the termination of the Executive’s employment) or at the time of the termination of the Executive’s employment (if enforcement of Section 5.2 occurs at or following such time) or under development at either such time, as the case may be, and expected to be introduced or undertaken within one year following such date of enforcement. Without limiting the generality of the foregoing sentence, the term Competing Business shall include the business of the Company.

(d) Confidential and Proprietary Information. “Confidential and Proprietary Information” means all information and any idea in any form whatsoever, tangible or intangible, pertaining in any manner to the business of the Company or any Affiliate of the Company, or to the Company’s clients, consultants or business associates, unless the information is or becomes publicly known through lawful means (other than disclosure by the Executive, unless such disclosure by the Executive is made in good faith in the course of performing the Executive’s duties under this Agreement, or with the express written consent of the Board of Directors).

(e) Control. “Control” means (i) in the case of corporate entities, direct or indirect ownership of more than 50% of the stock or participating assets entitled to vote for the election of directors; and (ii) in the case of non-corporate entities (such as individuals, limited liability companies, partnerships or limited partnerships), either (A) direct or indirect ownership of more than fifty percent 50% of the equity interest or (B) the power to direct the management and policies of the noncorporate entity.

(f) Covered Entity. “Covered Entity” means every Affiliate of the Executive, and every Person in which the Executive has invested (whether through debt or equity securities), or to which the Executive has contributed any capital or made any advances, or in which any Affiliate of the Executive has an ownership interest or profit sharing percentage, or a firm from which the Executive or any Affiliate of the Executive receives or is entitled to receive income, compensation or consulting fees, or in which the Executive or any Affiliate of the Executive has an interest as a lender (other than solely as a trade creditor for the sale of goods or provision of services that do not otherwise violate the provisions of this Agreement). The agreements of the Executive contained herein specifically apply to each Person which is presently a Covered Entity or which becomes a Covered Entity subsequent to the date of this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement prohibits the Executive or any Affiliate of the Executive from owning less than five percent of any class of voting securities registered under the Securities Exchange Act of 1934, as amended, of any issuer, and no such issuer shall be considered a Covered Entity solely by virtue of such ownership or the incidents thereof. Further notwithstanding anything contained in the foregoing provisions to the contrary, the term “Covered Entity” shall not include the Company, any Subsidiary of the Company, or any Affiliate of the Company or any such Subsidiary.

(g) Engage. To “engage” in a business means (i) to render services in (or with respect to) the Territory for that business, or (ii to own, manage, operate or control (or participate in the ownership, management, operation or control of) an enterprise engaged in that business in (or with respect to) the Territory.

(h) Intellectual Property. “Intellectual Property” means all discoveries, inventions, improvements, computer programs, formulas, ideas, devices, writings or other intellectual property (including any notes, records, reports, sketches, plans, memoranda and other tangible information relating to such Intellectual Property), whether or not subject to protection under the patent or copyright laws, which the Executive shall conceive solely or jointly with others, in the course of, or within the scope of employment, or which relates directly to the business of the Company or its actual or anticipated research and development, or which was conceived or created using the Company’s materials or facilities, whether during or after working hours.

(i) Person. “Person” means any individual, partnership, limited partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or any other entity.

(j) Restriction Period. “Restriction Period” shall mean the period commencing on the date hereof and continuing during the Executive’s employment with the Company and for a period of one year (two years in the event the Executive is entitled to continuation of Base Salary under Section 4.2(b)) following the date of termination of the Executive’s employment with the Company.

(k) Solicit. To “solicit” means to encourage or induce, or to take any action that is intended or calculated to encourage or induce, or which is reasonably likely to result in encouragement or inducement.

(l) Subsidiary. “Subsidiary” shall mean any Person which is Controlled, directly or indirectly, by the Company, including through the ownership of stock or other interests in one or more other business enterprises which are connected with the Company.

(m) Territory. “Territory” means the United States of America.

6. Recoupment. All incentive compensation paid under this Agreement shall be subject to the Company’s Incentive Compensation Recoupment Policy, as from time to time in effect.

7. Withholding. The Executive authorizes the Company to make any and all applicable withholdings of federal and state taxes and other items the Company may be required to deduct, as such items may exist under this Agreement or otherwise from time to time.

8. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by the Executive, the Company and their respective heirs, successors and assigns, except that the Executive shall not have any right to assign or otherwise transfer this Agreement, or any of the Executive’s rights, duties or any other interest herein, to any party without the prior written consent of the Company, and any such purported assignment shall be null and void.

9. Survival of Rights and Obligations. The rights and obligations of the parties as stated herein shall survive the termination of this Agreement.

10. Entire Agreement. This Agreement sets forth the parties’ sole and entire agreement regarding the subject matter hereof and supersedes any and all other agreements, statements and representations of the parties, including but not limited to any employment agreement or other agreement regarding the Executive’s compensation or terms of employment entered into prior to the date hereof. Notwithstanding the foregoing, benefits provided under the Company’s employee benefit plans, including any awards granted under the Stock Plan, will be subject to the terms and conditions of the relevant plans and, where applicable, award agreements.

11. Modifications or Waivers. The terms and provisions of this Agreement may be modified or amended only by a written instrument executed by each of the parties hereto, and compliance with the terms and provisions hereof may be waived only by a written instrument executed by each party entitled to the benefits thereof. No failure or delay on the part of any party in exercising any right, power, or privilege granted hereunder shall constitute a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege granted hereunder.

12. Governing Law. This Agreement shall be governed pursuant to federal law, as applicable or the laws of the State of Texas, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Texas.

13. Internal Revenue Code Section 409A. If at the time of the Executive’s termination of employment for reasons other than death he is a “specified employee” (as such term is defined and determined in accordance with the procedures set forth in Treas. Reg. §1.409A-1(i)), any amounts payable to the Executive pursuant to this Agreement that are subject to Section 409A of the Internal Revenue Code (“Code Section 409A”) shall not be paid or commence to be paid until six months following the Employee’s termination of employment or, if earlier, the Employee’s subsequent death. Each cash payment made pursuant to Section 4 shall be considered a separate payment for purposes of Code Section 409A. This Agreement is to be construed and interpreted in a manner consistent with Code Section 409A, and the parties hereto agree to amend this Agreement as necessary to avoid the imposition of penalty taxes under Code Section 409A against the Executive. No payment required to be made hereunder shall be accelerated or deferred by the Company or the Executive in a manner that would subject such payment to any excise tax under Code Section 409A.

14. Severability. If any part, clause or condition of this Agreement is held to be partially or wholly invalid, unenforceable or inoperative for any reason whatsoever, such shall not affect any other provision or portion hereof, which shall continue to be effective as though such invalid, unenforceable or inoperative part, clause or condition had not been made. If any provision, or its application to any Person or circumstance, is held by a court of competent jurisdiction or an arbitrator pursuant to Section 18 hereof to be invalid or unenforceable, the court or the arbitrator is empowered to and shall modify any such provision so as to be enforceable. All remaining provisions shall remain valid and enforceable.

15. Interpretation.

15.1 Section Headings. The section and subsection heading of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

15.2 Gender and Number. Whenever required by the context, the singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the neuter and feminine genders and vice versa.

16. Notices. All notices and other communications under or in connection with this Agreement shall be in writing and shall be deemed given (a) if delivered personally, upon delivery, (b) if delivered by registered or certified mail (return receipt requested), upon the earlier of actual delivery or three days after being mailed, (c) if given by overnight courier with receipt acknowledgment requested, the next business day following the date sent, or (d) if given by telecopy, upon confirmation of transmission by telecopy, in each case to the parties at the following addresses:

To the Company:	Houston Wire & Cable Company
10201 North Loop East
Houston, TX 77029
Facsimile: (713) 609-2168
Attention: Chairman of the Board

with a copy to:	Schiff Hardin LLP
6600 Sears Tower
Chicago, Illinois 60606
Facsimile: (312) 258-5600
Attention: Robert Minkus

To the Executive:	James L. Pokluda III
At the most recent address on file with the Company

17. Joint Preparation. Each of the parties to this Agreement has negotiated it at length, and has had the opportunity to consult with and be represented by its or his own competent counsel. This Agreement is therefore deemed to have been jointly prepared by the parties and any uncertainty or ambiguity existing in it shall not be interpreted against any party, but rather shall be interpreted according to the rules generally governing the interpretation of contracts.

18. Mediation and Arbitration. If requested by the Company or the Executive, any unresolved controversy or claim arising from or related to this Agreement or breach hereof shall be resolved by use of mediation initially, and if that fails to resolve the matter, by arbitration. Mediation shall be in Houston, Texas, before one mediator qualified in mediation of employment matters agreed upon by the parties, or if no agreement on a mediator is reached, before a mediator chosen according to the American Arbitration Association (“AAA”) National Rules for the Resolution of Employment Disputes, specifically the Employment Mediation Rules. There shall be only one mediator. The parties will use best efforts to obtain a mediator and complete the mediation within 30 days from the date of request for mediation. If the mediation has not been completed within 45 days from the date of request for mediation, any party may, by notice to all other parties and the AAA, forego mediation and move directly to arbitration under the AAA National Rules for the Resolution of Employment Disputes; provided, however, that such arbitration shall be before three arbitrators, not one, and shall be in Houston, Texas. Also, by written agreement signed by the Company and the Executive, the parties hereto may agree to forego mediation, may make any agreement regarding scheduling of the mediation or the arbitration process, discovery or hearing, which agreement shall be binding on the mediator or arbitrator, despite any AAA rule to the contrary. In any arbitration, if the Executive is the prevailing party, the Company shall pay all reasonable attorney’s fees of the Executive, as well as the expenses and administrative fees related to the arbitration. If the Company is the prevailing party at the arbitration, each party shall pay its own attorney’s fees and expenses and its share of the administrative fees and expenses related to the arbitration. Notwithstanding the foregoing provisions of this Section 18, (a) the parties are not required to arbitrate any issue for which injunctive relief is sought by any party hereto, (b) all parties may seek injunctive relief in any federal or state court having jurisdiction located in Harris County, Texas, and (c) claims of worker’s compensation and unemployment compensation shall not be subject to arbitration under this Agreement.

19. Cooperation and Further Actions. The parties agree to perform any and all acts and to execute and deliver any and all documents necessary or convenient to carry out the terms of this Agreement.

20. Counterparts. This Agreement may be executed in two or more counterparts, including electronically transmitted counterparts, each of which shall be deemed an original and all of which shall be considered one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed, or caused their duly authorized representatives to execute, this Agreement as of the Effective Date.

EXECUTIVE

James L. Pokluda III

HOUSTON WIRE & CABLE COMPANY

By:
William H. Sheffield
Chairman of the Board

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